UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 21, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

voxeljet AG

File No. 1-36130 - CF#35708

_____

      voxeljet AG submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on November 9, 2017.

      Based on representations by voxeljet AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2	through November 9, 2027
Exhibit 99.3	through November 9, 2027
Exhibit 99.4	through November 9, 2027

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary